<u>FORM 6-K</u>

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For <u>July 31, 2007</u>

<u>PETAQUILLA MINERALS LTD. (File #0-26296)</u>

(Translation of registrant's name into English)

<u>Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9</u>
(Address of principal executive offices)

Attachments:
1. Notice of Default dated July 25, 2007

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __✓__   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____   No __✓__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.
(Registrant)

Date: July 31, 2007   By: *"Tony M. Ricci"*
                                       (Name)

                              Its: Chief Financial Officer
                                      (Title)

CSA Staff Notice 57-301

Notice of Default

Petaquilla Minerals Ltd. (the "Issuer") hereby gives notice to the British Columbia Securities Commission and the Ontario Securities Commission pursuant to CSA Staff Notice 57-301 – Failing to File Financial Statements on Time – Management Cease Trade Orders as follows:

1.   the Issuer is not able to file its audited annual financial statements and related management discussion and analysis for the period February 1, 2006, to April 30, 2007 (the "Financial Statements") by July 30, 2007, the filing date prescribed by Section 4.4 of National Instrument 51-102 – Continuous Disclosure Obligations;

2.   the filing of the Financial Statements has been delayed due to the complexity of the Plan of Arrangement effected on October 18, 2006, between the Company and Petaquilla Copper Ltd. Ernst & Young LLP was appointed as the Company's auditor on June 20, 2007, and is in the process of auditing both the Company and Petaquilla Copper Ltd. The time allotted to complete the audit by July 30, 2007, has been found to be insufficient to complete two audits of this complexity;

3.   the Issuer intends to file the Financial Statements by August 17, 2007, and in any event will file the Financial Statements no later than September 27, 2007;

4.   the securities commissions and regulators for each of British Columbia and Ontario may impose an issuer cease trade order (a "CTO") if the Financial Statements are not filed by September 27, 2007, and may impose a CTO earlier if the Issuer fails to file Default Status Reports pursuant to Appendix B of CSA Staff Notice 57-301 within the prescribed time for filing such Reports;

5.   the Issuer intends to satisfy the provisions of Appendix B by filing Default Status Reports on a bi-weekly basis for as long as it remains in default of the requirement to file the Financial Statements;

6.   the Issuer is not subject to any insolvency proceedings; and

7.   except as may be contained in the Financial Statements, there is no material information concerning the affairs of the Issuer that has not been generally disclosed.

DATED this 25th day of July, 2007.

PETAQUILLA MINERALS LTD.

Per: *"Tony M. Ricci"*
          Tony M. Ricci
          Chief Financial Officer